FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                        Form 20-F X            Form 40-F
                                 ---                     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes                   No   X
                                ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes                   No   X
                                ---                    ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes                   No   X
                                ---                    ---


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

    ENDESA Signs Electricity Supply Contract with Italian Company Scaligera
                    Energia, Owned by the Verone Municipality

    NEW YORK--(BUSINESS WIRE)--April 29, 2003--ENDESA (NYSE: ELE)


    -- THE ENERGY SOLD TO SCALIGERA ENERGIA WILL SUPPLY MORE THAN 150 CLIENTS OF THE COMPANY, MOSTLY MAJOR INDUSTRIES IN THE VERONE AREA.

    -- ENDESA CONTINUES TO NEGOTIATE NEW CONTRACT AGREEMENTS IN ITALY WITH WHOLESALE AND RETAIL ELEGIBLE CLIENTS FOR A TOTAL OF
        4,500 GWH.

    Endesa Italia, a subsidiary of ENDESA (NYSE: ELE), signed an electricity supply contract agreement with the Italian company Scaligera Energia, owned by the Verone Municipality. The term of the agreement is one year.
    The energy sold to Scaligera Energia, which actively operates in the Italian liberalized market, will supply more than 150 clients, mostly prominent industries in the Municipality of Verone.
    The energy that Endesa Italia will supply to Scaligera Energia comes from power plants that the company owns in Italy, with a total installed capacity of 5,720 MW and a projected output of approximately 18,000GWh in 2003.
    75% of Endesa Italia's total output is directed to the regulated market. ENDESA is currently negotiating in the deregulated market new contract agreements with wholesale and retail eligible clients for a total of 4,500 GWh, corresponding to 25% of Endesa Italia's total output.
    With this agreement, ENDESA increases its European customer portfolio, where it already has more than 500 points of supply to qualified clients in five European countries with an annual consumption of more than 10,500 GWh.

    CONTACT: ENDESA
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: April 29, 2003         By: /s/ Jacinto Parinete
                                 --------------------------------------------
                              Name: Jacinto Pariente
                              Title: Manager of North America Investor Relations